

<u>*By Electronic Mail*</u>

September 9, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Spinnaker ETF Series
       Issuer CIK: 000 1484018
       Issuer File Number: 333-215942 / 811-22398
       Form Type: 8-A12B
       Filing Date: September 9, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated April 11, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Tuttle Capital Self Defense Index ETF (GUNZ)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications